

February 3, 2014

Via E-mail
Graham Smith
Chief Financial Officer
salesforce.com, inc.
The Landmark @ One Market, Suite 300
San Francisco, CA 94105

      Re: salesforce.com, inc.
                Form 10-K for the Fiscal Year Ended January 31, 2013
                Filed March 8, 2013
                Form 10-Q for the Fiscal Year Ended April 30, 2013
                Filed May 24, 2013
                Form 8-K/A Filed August 30, 2013
                File No. 001-32224

Dear Mr. Smith:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Patrick Gilmore

                        Patrick Gilmore
                        Accounting Branch Chief